Establish an audit committee Date of events: 2013/06/25 Contents:

1.	Date of occurrence of the change:2013/06/25

2.	Name of the functional committees: Audit committee

3.	Name and resume of the replaced member: N/A

4.	Name and resume of the new member: (1) Chung-Yu Wang: Independent director of the company,

Chairman of Chinese International Economic Cooperation Association; Honorary Doctorate of Chung Yuan Christian University. (2)Zse-Hong Tsai: Independent director of the company, Professor of Electrical Engineering at National Taiwan University; Ph.D in Electrical Engineering, UCLA. (3) Chung-Fern Wu: Independent director of the company, Professor of Accounting at National Taiwan University; Ph.D in Accounting & Information Management, UCLA. (4) Tain-Jy Chen: Independent director of the company, Professor of Economics at National Taiwan University; Ph.D in Economics, Pennsylvania State University. (5) Yun-Tsai Chou: Independent director of the company, Associate Professor of Graduate Program in Social Informatics at Yuan Ze University; Ph.D in Public Policy, George Washington University.

5. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment”): new appointment

6.	Reason of the change: Establish an audit committee to substitute supervisors

7.	Original term (from __________ to __________ ):N/A

8.	Effective date of the new member:2013/06/25

9.	Any other matters that need to be specified: None